UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

May 8, 2026

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In the Matter of

Wise Group plc
1st Floor, Worship Square
65 Clifton Street
London EC2A 4JE
United Kingdom

ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

File No: File No. 001-43229

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   Wise Group plc has filed with the Commission and the Nasdaq Stock Market an application to register its Class A ordinary shares on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

   In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

   Wise Group plc requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

   The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on the Nasdaq Stock Market shall become effective immediately.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

James Lopez
Office Chief